MID SOUTH TRANSCO LLC
c/o Entergy Corporation
639 Loyola Avenue
New Orleans, Louisiana  70113

December 18, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Mid South TransCo LLC
Request to Withdraw Registration Statement on Form S-4
File No. 333-190094

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Mid South TransCo LLC, a Delaware limited liability company (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-4 (File No. 333-190094), together with all exhibits thereto, initially filed on July 24, 2013 (the “Registration Statement”).

The Registrant anticipated issuing shares registered pursuant to the Registration Statement in connection with the transactions contemplated by a merger agreement that was terminated on December 13, 2013.  The Registrant is withdrawing the Registration Statement because the  transactions will no longer take place and there is no need to register shares with respect to the transactions.  The Registrant confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, the Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement.  Please fax a copy of the order to the Registrant’s legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP, at (202) 661-8238, Attention: Pankaj K. Sinha.

The Registrant also hereby respectfully requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Registrant for future use.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact Pankaj K. Sinha of Skadden, Arps, Slate, Meagher & Flom LLP by phone at (202) 371-7307 or by e-mail at Pankaj.Sinha@skadden.com.

Very truly yours,

Mid South TransCo LLC

By: _/s/ Daniel T. Falstad__________
Name: Daniel T. Falstad
Title:	Secretary

cc: Pankaj K. Sinha (Skadden, Arps, Slate, Meagher & Flom LLP)